FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of June 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	A Statement of Confidence in the Leadership of Mr. Christophe Weber and Comments on the Proposals at the 143rd Ordinary General Meeting of Shareholders from Masahiro Sakane, the Chair of the Board of Directors Meeting of Takeda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 18, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

June 17, 2019

A Statement of Confidence in the Leadership of Mr. Christophe Weber

and Comments on the Proposals at the 143rd Ordinary General Meeting of Shareholders

from Masahiro Sakane, the Chair of the Board of Directors Meeting of Takeda

Dear Takeda Shareholder,

On behalf of Takeda’s Board of directors, I would like to ask for your vote for Mr. Christophe Weber’s re-election to the Board, in addition to the company’s other proposals at the 143rd Ordinary General Meeting of Shareholders, emphasizing our confidence in Mr. Weber as President and CEO of Takeda.

I would like to share with you my view on the negative recommendations made by Institutional Shareholder Services Inc. (“ISS”), in particular, regarding the re-election of Mr. Weber. I have to admit that I was surprised and disappointed to see this recommendation, considering that Mr. Weber is currently leading the company through an important period in the integration of Shire, a deal which was approved in December 2018 with the support of approximately 90% of shareholders and ISS’ positive recommendation. This negative recommendation regarding the re-election of Mr. Weber is based on only a few select financial metrics and does not seem to consider Takeda’s financial track record or its medium to long-term strategic journey. In my opinion, it ignores the expectations of the 90% of shareholders who voted in favor of the Shire acquisition.

I joined Takeda’s Board of directors in 2014, the same year as Mr. Weber, and quickly realized that we both identified the same challenges that Takeda faced. These were challenges typical to many Japanese companies, including Komatsu, a construction machinery manufacturer that I have led as CEO. These included a lack of focus, an over-reliance on internal resources, an inability to develop “best in class” products, and weak business presence in U.S., which is the largest market where global players compete.

We began to address these challenges at Takeda through a major R&D transformation, selecting three therapeutic areas as our strategic focus, embracing an open innovation approach, and concentrating our global R&D footprint with Gastroenterology and Oncology in the U.S. and Neuroscience in Japan. This transformation resulted in a robust R&D function in the U.S., and we started to see positive outcomes from 2017, but we still had to address our weak business presence and low brand recognition in the U.S. The opportunity of acquiring Shire emerged in this context. Eventually, we were all inspired by our mission as a pharmaceutical company to address unmet medical needs, and started to carefully consider this opportunity to greatly shape the future of Takeda.

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The Board deliberated this deal carefully and thoughtfully, and all the directors, including myself, had confidence in Mr. Weber’s track record, driving Takeda’s transformation and improving business performance, and his commitment to integrating Shire successfully. This led to the Board’s unanimous approval of the acquisition.

I must share with you my serious concern that the potential value to be unlocked through the Shire integration would be significantly damaged if Mr. Weber’s re-election were to be rejected. Consequently, I respectfully ask shareholders to vote for the re-election of Mr. Christophe Weber.

With regards to further disclosure of executive compensation and their KPIs, please refer to the attached supplemental material published by the company. While we are committed to improving our disclosure, I would like to emphasize that Takeda’s corporate governance is robust and sound. Compensation of all the directors and Takeda Executive Team members are deliberated by a Compensation Committee and approved by the Board, both of which have a majority of independent external directors and are chaired by an independent director. Of course, when deliberating the compensation of an internal director, that director is not involved in the discussion. Furthermore, the Board can execute a claw back already today, if necessary, but we are intending to establish an internal policy, responding to our shareholders’ request, as detailed in the supplemental material.

Today, Takeda is at a historical moment as it transforms itself through the Shire integration into a truly global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan. With this in mind, I would like to respectfully request that you vote for our Board proposals at the 143rd Ordinary General Meeting of Shareholders, in particular the re-election of Mr. Christophe Weber.

With my best regards,

Masahiro Sakane

Chair of the Board of Directors meeting of the Company

Takeda Pharmaceutical Company Limited

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Better Health, Brighter Future

Attachment

Supplemental Statement to the Letter by the Chair of the Board of Directors Meeting

This statement serves as supplemental information to the Letter by the Chair of Board of Directors meeting, Mr. Masahiro Sakane, dated June 17, 2019.

Executive Compensation Framework and Transparency

The company understands that shareholders seek additional clarity on several key elements associated with proposals four, five and six relating to Takeda’s executive compensation framework.

To this end, we have outlined our FY2018 short-term and long-term KPIs in the tables below.

Takeda FY2018 Short-Term Incentive KPIs	Weighting
Underlying Revenue	30%
Underlying Core Earnings	40%
Underlying Core EPS	30%

Takeda FY2018 Long-Term Incentive KPIs	Weighting
Three Year Accumulated Underlying Revenue	20%
Three Year Accumulated Operating Free Cash Flow	20%
Three Year Accumulated Earnings Per Share	20%
Pipeline Proof of Concept and Competitiveness	40%

We understand that our shareholders are also interested in future looking KPIs for FY2019 for the short-term incentive plan, as well as the annual long-term incentive grant and Special Integration long-term incentive grants.

The Compensation Committee and Board of Directors are taking great care to review these KPIs given their criticality to future focus and integration success. While we need to wait until the official Board approval for disclosure, the company’s management team has proposed to increase the weighting of the financial metrics in the 2019 annual long-term incentive grant to no less than 75%.

Further, the company’s recently released statement to shareholders described that the recommended KPIs for the Special Integration long-term incentive grant are linked to the achievement of key deal-related metrics such as synergy capture, one-time integration cost management, and Net Debt to Adjusted EBITDA ratio, among other key metrics.

Going forward, the company’s management team plans to be in conversation with our shareholders to proactively understand their stance on such matters and help them understand our position.

Furthermore, we are committed to communicate the future KPIs prior to every shareholder meeting starting in May 2020 for the FY2020 KPIs. As for the 2019 KPIs, we will communicate them on July 31st during our FY2019 Q1 disclosure.

We would respectfully request that you vote for proposal four, five and six.

Executive Compensation Disclosure and Claw Back Clause

Regarding the proposals seven and eight, the company is of the belief that incorporating disclosure requirements and a claw back mechanism in the Articles of Incorporation is unnecessarily restrictive. Takeda is committed to improving individual director compensation disclosure, and as Mr. Sakane mentions in his letter, the Board has today the ability to execute a claw back if necessary. Furthermore, we plan to formalize a policy which will be made public no later than May 2020.

We would respectfully request that you vote against proposals seven and eight.

Overview of Mr. Weber’s Achievements Since Appointment

Shareholders can measure the success of Mr. Weber’s leadership through the constant improvement of Takeda’s operating margin and ROE since his appointment (please see table below).

Reported Result	FY14		FY15	FY16	FY17	(Legacy Takeda)** FY18	(Consolidated) FY18
Operating Profit Margin	(7.3	%)*	7.2%	9.0%	13.7%	23.0%	9.8%
ROE	(6.3	%)*	3.9%	6.0%	9.6%	15.0%	3.0%
ROE 5 Year Average						5.6%	3.2%

*	Reflects the one-time impact of the Actos litigation settlement
**	Does not include three months of Shire contribution, impact from purchase accounting, and Shire related costs

The Shire acquisition is the next chapter in Takeda’s strategic long-term vision. The Board, which is comprised of a significant majority of independent directors, deliberated on this decision carefully and thoughtfully, and Board approval of the deal was unanimous. Further, the acquisition received ISS support and, ultimately, was approved by shareholders with approximately 90% of approval at the Extraordinary Shareholders Meeting in December 2018.

We believe that ISS’ strict application of the reported ROE standard after a large transaction does not consider the time needed to enable the business to fully deliver on key integration processes, which ultimately drive successful financial performance over the medium to long-term. In fact, ISS’ analysis of the transaction last November discusses achieving a reasonable return on investment in three years. As shareholders will know, it is expected that reported accounting metrics can be negatively impacted in the short term, mostly due to purchase accounting, before the stock price reflects the benefits of a successfully executed integration. The new Takeda leadership team will continue execute on a successful integration which will deliver shareholder value creation for the long-term.

We would respectfully request that you vote for proposal two, re-election of Board members especially Christophe Weber, as well as the related Takeda proposals.

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About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Gastroenterology (GI), Rare Diseases and Neuroscience. We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people’s lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries and regions.

For more information, visit https://www.takeda.com.

Contacts
Investor Relations	Media Relations
Takashi Okubo, +81-(0)3-3278-2306	Kazumi Kobayashi, +81 (0)3-3278-2095
takeda.ir.contact@takeda.com	kazumi.kobayashi@takeda.com

Important Notice

For the purposes of this notice, “document” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This document (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this document. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This document is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.

The companies in which Takeda directly and indirectly owns investments are separate entities. In this document, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements

This document and any materials distributed in connection with this document may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward looking statements often include the words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or words or terms of similar substance or the negative thereof. Any forward-looking statements in this document are based on the current assumptions and beliefs of Takeda in light of the information currently available to it. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s business, including general economic conditions in Japan, the United States and worldwide; competitive pressures and developments; applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; changes in exchange rates; claims or concerns regarding the safety or efficacy of marketed products or products candidates; and post-merger integration with acquired companies, any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Neither Takeda nor its management gives any assurances that the expectations expressed in these forward-looking statements will turn out to be correct, and actual results, performance or achievements could materially differ from expectations. Persons receiving this document should not place undue reliance on forward looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make. Past performance is not an indicator of future results and the results of Takeda in this document may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures

This document includes certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Core Earnings, Core EPS, Underlying Revenue, Underlying Core Earnings, Underlying Core EPS, Net Debt, and Adjusted EBITDA. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures. Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at: https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2018/

Financial information

Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The financial statements of Shire plc (“Shire”) are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Therefore, the respective financial information of Takeda and Shire are not directly comparable. The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition.